UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 6)1

Commvault Systems, Inc.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

204166102

(CUSIP Number)

JEFFREY C. SMITH

STARBOARD VALUE LP

777 Third Avenue, 18th Floor

New York, New York 10017

(212) 845-7977

STEVE WOLOSKY, ESQ.

ANDREW FREEDMAN, ESQ.

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

November 30, 2022

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 204166102

1	NAME OF REPORTING PERSON

STARBOARD VALUE LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		1,626,614
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

1,626,614
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,626,614
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.7%
14	TYPE OF REPORTING PERSON

PN

2

CUSIP No. 204166102

1	NAME OF REPORTING PERSON

STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

CAYMAN ISLANDS
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		911,775
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

911,775
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

911,775
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.0%
14	TYPE OF REPORTING PERSON

CO

3

CUSIP No. 204166102

1	NAME OF REPORTING PERSON

STARBOARD VALUE AND OPPORTUNITY S LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		145,316
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

145,316
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

145,316
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

OO

4

CUSIP No. 204166102

1	NAME OF REPORTING PERSON

STARBOARD VALUE AND OPPORTUNITY C LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		90,257
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

90,257
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

90,257
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

PN

5

CUSIP No. 204166102

1	NAME OF REPORTING PERSON

STARBOARD VALUE R LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		90,257
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

90,257
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

90,257
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

PN

6

CUSIP No. 204166102

1	NAME OF REPORTING PERSON

STARBOARD VALUE R GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		141,018
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

141,018
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

141,018
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

OO

7

CUSIP No. 204166102

1	NAME OF REPORTING PERSON

STARBOARD VALUE AND OPPORTUNITY MASTER FUND L LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

CAYMAN ISLANDS
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		50,761
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

50,761
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

50,761
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

PN

8

CUSIP No. 204166102

1	NAME OF REPORTING PERSON

STARBOARD VALUE L LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		50,761
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

50,761
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

50,761
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

PN

9

CUSIP No. 204166102

1	NAME OF REPORTING PERSON

STARBOARD X MASTER FUND LTD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

CAYMAN ISLANDS
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		236,248
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

236,248
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

236,248
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

CO

10

CUSIP No. 204166102

1	NAME OF REPORTING PERSON

STARBOARD VALUE GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		1,626,614
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

1,626,614
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,626,614
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.7%
14	TYPE OF REPORTING PERSON

OO

11

CUSIP No. 204166102

1	NAME OF REPORTING PERSON

STARBOARD PRINCIPAL CO LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		1,626,614
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

1,626,614
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,626,614
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.7%
14	TYPE OF REPORTING PERSON

PN

12

CUSIP No. 204166102

1	NAME OF REPORTING PERSON

STARBOARD PRINCIPAL CO GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		1,626,614
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

1,626,614
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,626,614
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.7%
14	TYPE OF REPORTING PERSON

OO

13

CUSIP No. 204166102

1	NAME OF REPORTING PERSON

JEFFREY C. SMITH
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		1,626,614
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

1,626,614
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,626,614
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.7%
14	TYPE OF REPORTING PERSON

IN

14

CUSIP No. 204166102

1	NAME OF REPORTING PERSON

PETER A. FELD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		1,626,614
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

1,626,614
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,626,614
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.7%
14	TYPE OF REPORTING PERSON

IN

15

CUSIP No. 204166102

The following constitutes Amendment No. 6 to the Schedule 13D filed by the undersigned (“Amendment No. 6”). This Amendment No. 6 amends the Schedule 13D as specifically set forth herein.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The Shares purchased by each of Starboard V&O Fund, Starboard S LLC, Starboard C LP, Starboard L Master, Starboard X Master and held in the Starboard Value LP Account were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted, as set forth in Schedule A, which is incorporated by reference herein.

The aggregate purchase price of the 911,775 Shares beneficially owned by Starboard V&O Fund is approximately $31,765,049, excluding brokerage commissions. The aggregate purchase price of the 145,316 Shares beneficially owned by Starboard S LLC is approximately $4,775,050, excluding brokerage commissions. The aggregate purchase price of the 90,257 Shares beneficially owned by Starboard C LP is approximately $2,985,695, excluding brokerage commissions. The aggregate purchase price of the 50,761 Shares beneficially owned by Starboard L Master is approximately $1,582,289, excluding brokerage commissions. The aggregate purchase price of the 236,248 Shares beneficially owned by Starboard X Master is approximately $9,592,041, excluding brokerage commissions. The aggregate purchase price of the 192,257 Shares held in the Starboard Value LP Account is approximately $8,276,326, excluding brokerage commissions.

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 44,532,038 Shares outstanding, as of October 28, 2022, which is the total number of Shares outstanding as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 1, 2022.

A.	Starboard V&O Fund
(a)	As of the close of business on December 2, 2022, Starboard V&O Fund beneficially owned 911,775 Shares.

Percentage: Approximately 2.0%

(b)	1. Sole power to vote or direct vote: 911,775
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 911,775
4. Shared power to dispose or direct the disposition: 0
(c)	The transactions in the Shares by Starboard V&O Fund since the filing of Amendment No. 5 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.
16

CUSIP No. 204166102

B.	Starboard S LLC
(a)	As of the close of business on December 2, 2022, Starboard S LLC beneficially owned 145,316 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 145,316
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 145,316
4. Shared power to dispose or direct the disposition: 0
(c)	The transactions in the Shares by Starboard S LLC since the filing of Amendment No. 5 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.
C.	Starboard C LP
(a)	As of the close of business on December 2, 2022, Starboard C LP beneficially owned 90,257 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 90,257
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 90,257
4. Shared power to dispose or direct the disposition: 0
(c)	The transactions in the Shares by Starboard C LP since the filing of Amendment No. 5 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.
D.	Starboard R LP
(a)	Starboard R LP, as the general partner of Starboard C LP, may be deemed the beneficial owner of the 90,257 Shares owned by Starboard C LP.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 90,257
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 90,257
4. Shared power to dispose or direct the disposition: 0
(c)	Starboard R LP has not entered into any transactions in the Shares since the filing of Amendment No. 5 to the Schedule 13D. The transactions in the Shares on behalf of Starboard C LP since the filing of Amendment No. 5 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.
E.	Starboard R GP
(a)	Starboard R GP, as the general partner of Starboard R LP and Starboard L GP, may be deemed the beneficial owner of the (i) 90,257 Shares owned by Starboard C LP and (ii) 50,761 Shares owned by Starboard L Master.

17

CUSIP No. 204166102

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 141,018
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 141,018
4. Shared power to dispose or direct the disposition: 0
(c)	Starboard R GP has not entered into any transactions in the Shares since the filing of Amendment No. 5 to the Schedule 13D. The transactions in the Shares on behalf of each of Starboard C LP and Starboard L Master since the filing of Amendment No. 5 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.
F.	Starboard L Master
(a)	As of the close of business on December 2, 2022, Starboard L Master beneficially owned 50,761 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 50,761
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 50,761
4. Shared power to dispose or direct the disposition: 0
(c)	The transactions in the Shares by Starboard L Master since the filing of Amendment No. 5 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.
G.	Starboard L GP
(a)	Starboard L GP, as the general partner of Starboard L Master, may be deemed the beneficial owner of the 50,761 Shares owned by Starboard L Master.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 50,761
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 50,761
4. Shared power to dispose or direct the disposition: 0
(c)	Starboard L GP has not entered into any transactions in the Shares since the filing of Amendment No. 5 to the Schedule 13D. The transactions in the Shares on behalf of Starboard L Master since the filing of Amendment No. 5 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.
H.	Starboard X Master
(a)	As of the close of business on December 2, 2022, Starboard X Master beneficially owned 236,248 Shares.

Percentage: Less than 1%

18

CUSIP No. 204166102

(b)	1. Sole power to vote or direct vote: 236,248
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 236,248
4. Shared power to dispose or direct the disposition: 0
(c)	The transactions in the Shares by Starboard X Master since the filing of Amendment No. 5 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.
I.	Starboard Value LP
(a)

As of the close of business on December 2, 2022, 192,257 Shares were held in the Starboard Value LP Account. Starboard Value LP, as the investment manager of Starboard V&O Fund, Starboard C LP, Starboard L Master, Starboard X Master and the Starboard Value LP Account and the manager of Starboard S LLC, may be deemed the beneficial owner of the (i) 911,775 Shares owned by Starboard V&O Fund, (ii) 145,316 Shares owned by Starboard S LLC, (iii) 90,257 Shares owned by Starboard C LP, (iv) 50,761 Shares owned by Starboard L Master, (v) 236,248 Shares owned by Starboard X Master, and (vi) 192,257 Shares held in the Starboard Value LP Account.

Percentage: Approximately 3.7%

(b)	1. Sole power to vote or direct vote: 1,626,614
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,626,614
4. Shared power to dispose or direct the disposition: 0
(c)	The transactions in the Shares by Starboard Value LP through the Starboard Value LP Account and on behalf of each of Starboard V&O Fund, Starboard S LLC, Starboard C LP, Starboard L Master and Starboard X Master since the filing of Amendment No. 5 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.
J.	Starboard Value GP
(a)	Starboard Value GP, as the general partner of Starboard Value LP, may be deemed the beneficial owner of the (i) 911,775 Shares owned by Starboard V&O Fund, (ii) 145,316 Shares owned by Starboard S LLC, (iii) 90,257 Shares owned by Starboard C LP, (iv) 50,761 Shares owned by Starboard L Master, (v) 236,248 Shares owned by Starboard X Master, and (vi) 192,257 Shares held in the Starboard Value LP Account.

Percentage: Approximately 3.7%

(b)	1. Sole power to vote or direct vote: 1,626,614
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,626,614
4. Shared power to dispose or direct the disposition: 0
(c)	Starboard Value GP has not entered into any transactions in the Shares since the filing of Amendment No. 5 to the Schedule 13D. The transactions in the Shares by Starboard Value LP through the Starboard Value LP Account and on behalf of each of Starboard V&O Fund, Starboard S LLC, Starboard C LP, Starboard L Master and Starboard X Master since the filing of Amendment No. 5 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.
19

CUSIP No. 204166102

K.	Principal Co
(a)	Principal Co, as a member of Starboard Value GP, may be deemed the beneficial owner of the (i) 911,775 Shares owned by Starboard V&O Fund, (ii) 145,316 Shares owned by Starboard S LLC, (iii) 90,257 Shares owned by Starboard C LP, (iv) 50,761 Shares owned by Starboard L Master, (v) 236,248 Shares owned by Starboard X Master, and (vi) 192,257 Shares held in the Starboard Value LP Account.

Percentage: Approximately 3.7%

(b)	1. Sole power to vote or direct vote: 1,626,614
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,626,614
4. Shared power to dispose or direct the disposition: 0
(c)	Principal Co has not entered into any transactions in the Shares since the filing of Amendment No. 5 to the Schedule 13D. The transactions in the Shares by Starboard Value LP through the Starboard Value LP Account and on behalf of each of Starboard V&O Fund, Starboard S LLC, Starboard C LP, Starboard L Master and Starboard X Master since the filing of Amendment No. 5 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.
L.	Principal GP
(a)	Principal GP, as the general partner of Principal Co, may be deemed the beneficial owner of the (i) 911,775 Shares owned by Starboard V&O Fund, (ii) 145,316 Shares owned by Starboard S LLC, (iii) 90,257 Shares owned by Starboard C LP, (iv) 50,761 Shares owned by Starboard L Master, (v) 236,248 Shares owned by Starboard X Master, and (vi) 192,257 Shares held in the Starboard Value LP Account.

Percentage: Approximately 3.7%

(b)	1. Sole power to vote or direct vote: 1,626,614
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,626,614
4. Shared power to dispose or direct the disposition: 0
(c)	Principal GP has not entered into any transactions in the Shares since the filing of Amendment No. 5 to the Schedule 13D. The transactions in the Shares by Starboard Value LP through the Starboard Value LP Account and on behalf of each of Starboard V&O Fund, Starboard S LLC, Starboard C LP, Starboard L Master and Starboard X Master since the filing of Amendment No. 5 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.
20

CUSIP No. 204166102

M.	Messrs. Smith and Feld
(a)	Each of Messrs. Smith and Feld, as a member of Principal GP and as a member of each of the Management Committee of Starboard Value GP and the Management Committee of Principal GP, may be deemed the beneficial owner of the (i) 911,775 Shares owned by Starboard V&O Fund, (ii) 145,316 Shares owned by Starboard S LLC, (iii) 90,257 Shares owned by Starboard C LP, (iv) 50,761 Shares owned by Starboard L Master, (v) 236,248 Shares owned by Starboard X Master, and (vi) 192,257 Shares held in the Starboard Value LP Account.

Percentage: Approximately 3.7%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 1,626,614
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 1,626,614
(c)	None of Messrs. Smith or Feld has entered into any transactions in the Shares since the filing of Amendment No. 5 to the Schedule 13D. The transactions in the Shares by Starboard Value LP through the Starboard Value LP Account and on behalf of each of Starboard V&O Fund, Starboard S LLC, Starboard C LP, Starboard L Master and Starboard X Master since the filing of Amendment No. 5 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any securities of the Issuer that he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that he or it does not directly own.

(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.
(e)	As of November 30, 2022, the Reporting Persons ceased to beneficially own more than 5% of the outstanding Shares of the Issuer.

21

CUSIP No. 204166102

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 2, 2022

STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD

By: Starboard Value LP,

its investment manager

STARBOARD VALUE AND OPPORTUNITY S LLC

By: Starboard Value LP,

its manager

STARBOARD VALUE AND OPPORTUNITY C LP

By: Starboard Value R LP,

its general partner

STARBOARD VALUE R LP

By: Starboard Value R GP LLC,

its general partner

STARBOARD VALUE AND OPPORTUNITY MASTER FUND L LP

By: Starboard Value L LP,

its general partner

STARBOARD VALUE L LP

By: Starboard Value R GP LLC,

its general partner

STARBOARD X MASTER FUND LTD

By: Starboard Value LP,

its investment manager

STARBOARD VALUE LP

By: Starboard Value GP LLC,

its general partner

STARBOARD VALUE GP LLC

By: Starboard Principal Co LP,

its member

STARBOARD PRINCIPAL CO LP

By: Starboard Principal Co GP LLC,

its general partner

STARBOARD PRINCIPAL CO GP LLC

STARBOARD VALUE R GP LLC

By:	/s/ Jeffrey C. Smith
	Name:	Jeffrey C. Smith
	Title:	Authorized Signatory

/s/ Jeffrey C. Smith
JEFFREY C. SMITH
Individually and as attorney-in-fact for Peter A. Feld

22

CUSIP No. 204166102

SCHEDULE A

Transactions in the Shares Since the Filing of Amendment No. 5 to the Schedule 13D

Nature of the Transaction	Amount of Securities Purchased/(Sold)	Price ($)	Date of Purchase/Sale

STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD

Sale of Common Stock	(39,237)	64.2511	11/18/2022
Sale of Common Stock	(26,820)	64.3925	11/21/2022
Sale of Common Stock	(56,054)	64.8791	11/22/2022
Sale of Common Stock	(28,027)	64.8033	11/22/2022
Sale of Common Stock	(56,053)	65.6687	11/23/2022
Sale of Common Stock	(2,783)	66.0132	11/28/2022
Sale of Common Stock	(14,710)	65.3276	11/29/2022
Sale of Common Stock	(148,968)	65.7231	11/30/2022
Sale of Common Stock	(84,080)	65.9653	11/30/2022
Sale of Common Stock	(57,201)	67.3866	12/01/2022
Sale of Common Stock	(69,316)	67.3251	12/01/2022
Sale of Common Stock	(15,078)	67.4715	12/02/2022
Sale of Common Stock	(7,346)	67.1726	12/02/2022
Sale of Common Stock	(7,127)	67.3723	12/02/2022

STARBOARD VALUE AND OPPORTUNITY S LLC

Sale of Common Stock	(6,254)	64.2511	11/18/2022
Sale of Common Stock	(4,275)	64.3925	11/21/2022
Sale of Common Stock	(8,934)	64.8791	11/22/2022
Sale of Common Stock	(4,467)	64.8033	11/22/2022
Sale of Common Stock	(8,933)	65.6687	11/23/2022
Sale of Common Stock	(443)	66.0132	11/28/2022
Sale of Common Stock	(2,345)	65.3276	11/29/2022
Sale of Common Stock	(23,742)	65.7231	11/30/2022
Sale of Common Stock	(13,401)	65.9653	11/30/2022
Sale of Common Stock	(9,117)	67.3866	12/01/2022
Sale of Common Stock	(11,048)	67.3251	12/01/2022
Sale of Common Stock	(2,403)	67.4715	12/02/2022
Sale of Common Stock	(1,171)	67.1726	12/02/2022
Sale of Common Stock	(1,136)	67.3723	12/02/2022

STARBOARD VALUE AND OPPORTUNITY C LP

Sale of Common Stock	(3,884)	64.2511	11/18/2022
Sale of Common Stock	(2,655)	64.3925	11/21/2022
Sale of Common Stock	(5,548)	64.8791	11/22/2022
Sale of Common Stock	(2,774)	64.8033	11/22/2022
Sale of Common Stock	(5,549)	65.6687	11/23/2022
Sale of Common Stock	(275)	66.0132	11/28/2022
Sale of Common Stock	(1,456)	65.3276	11/29/2022
Sale of Common Stock	(14,746)	65.7231	11/30/2022
Sale of Common Stock	(8,323)	65.9653	11/30/2022
Sale of Common Stock	(5,662)	67.3866	12/01/2022
Sale of Common Stock	(6,862)	67.3251	12/01/2022
Sale of Common Stock	(1,493)	67.4715	12/02/2022
Sale of Common Stock	(727)	67.1726	12/02/2022
Sale of Common Stock	(705)	67.3723	12/02/2022

CUSIP No. 204166102

STARBOARD VALUE AND OPPORTUNITY MASTER FUND L LP

Sale of Common Stock	(2,184)	64.2511	11/18/2022
Sale of Common Stock	(1,493)	64.3925	11/21/2022
Sale of Common Stock	(3,121)	64.8791	11/22/2022
Sale of Common Stock	(1,560)	64.8033	11/22/2022
Sale of Common Stock	(3,121)	65.6687	11/23/2022
Sale of Common Stock	(155)	66.0132	11/28/2022
Sale of Common Stock	(819)	65.3276	11/29/2022
Sale of Common Stock	(8,294)	65.7231	11/30/2022
Sale of Common Stock	(4,681)	65.9653	11/30/2022
Sale of Common Stock	(3,184)	67.3866	12/01/2022
Sale of Common Stock	(3,859)	67.3251	12/01/2022
Sale of Common Stock	(840)	67.4715	12/02/2022
Sale of Common Stock	(409)	67.1726	12/02/2022
Sale of Common Stock	(397)	67.3723	12/02/2022

STARBOARD X MASTER FUND LTD

Sale of Common Stock	(10,167)	64.2511	11/18/2022
Sale of Common Stock	(6,949)	64.3925	11/21/2022
Sale of Common Stock	(14,524)	64.8791	11/22/2022
Sale of Common Stock	(7,262)	64.8033	11/22/2022
Sale of Common Stock	(14,524)	65.6687	11/23/2022
Sale of Common Stock	(721)	66.0132	11/28/2022
Sale of Common Stock	(3,811)	65.3276	11/29/2022
Sale of Common Stock	(38,599)	65.7231	11/30/2022
Sale of Common Stock	(21,786)	65.9653	11/30/2022
Sale of Common Stock	(14,821)	67.3866	12/01/2022
Sale of Common Stock	(17,960)	67.3251	12/01/2022
Sale of Common Stock	(3,907)	67.4715	12/02/2022
Sale of Common Stock	(1,904)	67.1726	12/02/2022
Sale of Common Stock	(1,846)	67.3723	12/02/2022

STARBOARD VALUE LP
(Through the Starboard Value LP Account)

Sale of Common Stock	(8,274)	64.2511	11/18/2022
Sale of Common Stock	(5,656)	64.3925	11/21/2022
Sale of Common Stock	(11,819)	64.8791	11/22/2022
Sale of Common Stock	(5,910)	64.8033	11/22/2022
Sale of Common Stock	(11,820)	65.6687	11/23/2022
Sale of Common Stock	(587)	66.0132	11/28/2022
Sale of Common Stock	(3,102)	65.3276	11/29/2022
Sale of Common Stock	(31,411)	65.7231	11/30/2022
Sale of Common Stock	(17,729)	65.9653	11/30/2022
Sale of Common Stock	(12,062)	67.3866	12/01/2022
Sale of Common Stock	(14,616)	67.3251	12/01/2022
Sale of Common Stock	(3,179)	67.4715	12/02/2022
Sale of Common Stock	(1,549)	67.1726	12/02/2022
Sale of Common Stock	(1,503)	67.3723	12/02/2022